FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement on Form F-3 (File No. 333-170848) filed by YPF Sociedad Anónima with the Securities and Exchange Commission.

YPF Sociedad Anónima

TABLE OF CONTENTS

EXHIBIT

1.1	English translation of Agency Agreement among Repsol YPF, S.A., BBVA Banco Francés, S.A. and Raymond James Argentina Sociedad de Bolsa, S.A., dated July 12, 2011

Translation

REPSOL YPF, S.A.

Madrid, July 12, 2011

BBVA Banco Francés S.A.
Reconquista 199, Piso 1°
Attention: Messrs. Ignacio Laura and Pedro Delvecchio

and

Raymond James Argentina Sociedad de Bolsa S.A.
San Martín 344, piso 22º
Ciudad de Buenos Aires
Attention: Sr. Eduardo Jorge Tapia

Dear Sirs:

Repsol YPF, S.A. (“Repsol”) hereby addresses BBVA Banco Francés S.A. (including Francés Valores Sociedad de Bolsa S.A., hereinafter, together with BBVA Banco Francés S.A. shall be referred to jointly as “Banco Francés”) and Raymond James Argentina Sociedad de Bolsa S.A. (“Raymond James”, and together with Banco Francés, the “Agents”) in connection with the offer of 1,697,461 common book-entry shares, class D of YPF S.A. owned by Repsol (the “Shares”) that the Agents have made to prospective investors in the Republic of Argentina having been previously and jointly identified between Repsol and the Agents (the “Investors”), and from which they have received subscription orders pursuant to which they express their unilateral intent to irrevocably purchase up to the number of Shares therein stated (the “Transaction”) for the total amount provided for in Annex 1.

Within the framework of the Transaction, the following is hereby established:

1.	Identification of Investors. Contact Information.

The Agents have organized and held meetings with Investors previously chosen by Repsol and the Agents in accordance with the selection and contact process provided for in the guidelines and procedures described in Annex 2.

Neither the Agents, their affiliates nor any persons acting on its or their behalf (i) have engaged or will engage in any directed selling efforts (within the meaning of Regulation S under the U.S. Securities Act of 1933) with respect to the Shares or (ii) have offered or sold or will offer or sell the Shares within the United States or to, or for the account or benefit of, U.S. persons (within the meaning of Regulation S).

The Agents represent that their services were and shall be rendered in accordance with the professional standards and in full compliance with the legal and regulatory requirements (including, without limitation, those established by the Comisión Nacional de Valores, the Buenos Aires Stock Exchange and the Mercado de

Valores de Buenos Aires S.A.). Additionally, it is hereby expressly evidenced that BBVA Banco Francés S.A. may act through Francés Valores Sociedad de Bolsa S.A.

2.	Sale of Shares.

In accordance with the terms offered by Repsol to the Investors through the Agents, the sale of shares shall take place at the Buenos Aires Stock Exchange at one hundred and seventy seven pesos (Ps. 177) per share (the “Purchase Price”) pursuant to the procedures set forth in Circular Letter No 3338 dated October 17, 1996 and supplementary rules of Mercado de Valores de Buenos Aires S.A. (“MERVAL”) for block purchase and sale transactions (the “Block Purchase and Sale”).

2.1.     In accordance with the terms and conditions herein, Repsol has transferred to Raymond James’ securities account, Depositor: 35, Principal: Repsol 4884, Shares, so that Raymond James may likewise proceed to carry out the procedure for Block Purchase and Sale transactions and if Shares are allocated by means of such procedure, proceed with the transfer of Shares to the Investors who have delivered to Raymond James the irrevocable order for the purchase of Shares substantially in the form included in Annex 4 (“Order of Irrevocable Purchase of Shares”) for the amounts actually allocated to every one of them; and to the MERVAL, it has transferred the remaining Shares, so that the MERVAL may likewise transfer the relevant Shares to Banco Francés, so that the latter may transfer the Shares to the Investors who have delivered to Banco Francés the Order of Irrevocable Purchase of Shares, in the amounts actually allocated to each of them. The amount resulting from applying the Purchase Price to the sale of Shares, net of market and stock exchange rights in accordance with the provisions of item 5.1. hereof, must be transferred in pesos by Raymond James and in cash not later than 1.00 p.m. of July 15th, 2011 (“Settlement Date”) to the account No 5826243017, CBU (Clave Única Bancaria, [Unique Banking Key]):0168888-1 00058262430178, of Repsol with Citibank Argentina.

2.2.     Repsol reserves the right to make available to the Agents for sale in the offer process an additional number of book-entry shares, class D, of YPF S.A. (the “Additional Shares”), in such quantities as it deems appropriate.

2.3.     It is hereby expressly agreed that the Agents guarantee (jointly by virtue of the Orders of Irrevocable Purchase of Shares they have received) Repsol that the aggregate number of Shares and not the Additional Shares shall be purchased and paid for on the Settlement Date.

2.4.     Repsol has good title as regards the Shares and the Additional Shares, free from any lien, encumbrance, precautionary measure, equity or adverse claim.

2.5.     Except for the provisions herein included, these instructions do not confer any type of power on the Agents to execute any commitment whatsoever on behalf of Repsol or any of its affiliated companies. Any such commitment shall be only assumed with the prior written consent of Repsol.

3.	Stock Exchange Procedure. Block Purchase and Sale.

The sale of Shares shall be performed through the Block Purchase and Sale procedure, the description of which is attached as Annex 5, and it being evidenced that the insertion of dates and times are included only for reference, whereby they may be modified upon consultation with Repsol provided this does not imply a significant alteration of the procedure.

The Agents undertake to observe and provide for the observance by their related companies and by any person acting on their behalf, of all applicable laws and regulations in connection with the offer, sale, placement and /or delivery of the Shares and the Additional Shares.

4.	Fees.

4.1.    Once the transaction has been verified and settled, Repsol shall pay the Agents the following fees for their performance throughout the Transaction:
Fees related to the sale of Shares:	Ps. 5,257,885.45
Fees related to the sale of Additional Shares:	1.75% per Additional Share

The aforesaid fees shall be paid on the amount actually placed by the Agents in the Block Purchase and Sale transactions, including the allocation to the Investors of Shares and to third parties participating in the consummation of the transactions related to the Additional Shares at the MERVAL. As regards Shares and Additional Shares, fees shall be divided pro rata between the Agents.

4.2.    The Value Added Tax (VAT) shall be added to the aforesaid fees. The fees plus the Value Added Tax (VAT) shall be invoiced by the Agents to Repsol and shall be paid in pesos by Repsol to the Agents by means of a check or a bank transfer, within 3 days as from the receipt of the invoices.

5.	Payment of Expenses.

Repsol undertakes to reimburse the Agents and their related companies, upon request, direct expenses reasonably incurred in their role as Agents in accordance with this agreement and previously approved by Repsol, including travelling expenses, transport, road shows as well as other expenses incurred and previously approved by Repsol.

5.1   Market and Stock Exchange Fees.

Market and Stock Exchange Fees applicable to Repsol related to the sale of Shares and Additional Shares, that might be applicable in accordance with the table below, shall be calculated upon the number of shares sold, by the Purchase Price and deducted by Raymond James from the amount to be transferred to Repsol.

Transaction amount	Market rights	Stock rights
Transactions between Ps. 200,000 and Ps. 5,000,000	0.05% of the transaction	0.0351% of the transaction.
Transactions exceeding Ps. 5,000,000	A fixed amount of Ps. 2,500 plus 0.03% for the surplus of Ps. 5,000,000	0.0351% of the transaction

It is hereby expressly stated that Market and Stock Exchange Fees applicable to Repsol do not relieve the Investors who purchase the Shares and the Additional Shares from the payment of the applicable Market and Stock Exchange Fees.

5.2.   Legal Counsel.

The Agents shall be in charge of the costs of their legal advisors. If the Transaction is not performed, whatever the cause, for reasons not attributable to the Agents, Repsol undertakes to reimburse to them the amount of ten thousand United States dollars (USD 10.000) plus the Value Added Tax (VAT) for fees and expenses of their attorneys and legal counsel in connection with the Transaction.

6.	Lock up.

During a period of sixty (60) days counted as of this date, Repsol undertakes not to perform wholesale and/or retail sales in the Argentine market concerning common, book entry shares, class D, of YPF S.A. owned by Repsol, at prices lower than the Purchase Price.

7.	Publicity of the Transaction.

The publicity and the communication of relevant events related to the Transaction shall be performed by Repsol and YPF, in accordance with current rules in the Republic of Argentina, the United States of America and the Kingdom of Spain.

Likewise, the Agents undertake not to publish any announcement or make any publicity as regards this agreement, the services subject matter hereof, or the Transaction, and not to make their participation known as regards this agreement or the services, without first obtaining the written consent of Repsol, which shall not be unreasonably denied. However, no party is prohibited from making announcements or making public statements if this is necessary in furtherance of applicable laws, rules or regulations from any government, of legal actions or procedures having jurisdiction over such party or its subsidiaries or of any administrative or legal proceeding in which the party may be involved. Without prejudice of the aforesaid, Repsol and the Agents shall employ their best efforts to consult with the other party before making such announcement or giving such notice.

8.	Indemnification.

8.1    Indemnified Person.

“Indemnified Persons” shall mean each of the Parties and each of their members, directors, officers, employees and agents.

8.2    Indemnity in favor of the Agents.

(a)    Repsol agrees to indemnify the Agents, and/or every Indemnified Person from and hold each of them harmless against any and all claims, actions, procedures, losses, damages and expenses deriving from the sale by Repsol of the Shares subject matter of the Transaction, suffered by any Indemnified Person within the jurisdiction of Argentina, by reason of breach of the representations and obligations of Repsol provided for herein and/or of the applicable laws of Argentina. Under such circumstances, all the costs and expenses incurred by the Agents and/or their Indemnified Persons in connection therewith, shall be reimbursed by Repsol, including those expenses incurred as regards the defense of claims made by third parties.

(b)    Repsol shall be responsible under the terms provided for in (a) above for losses, damages, costs or expenses, that a court of competent jurisdiction determines by means of a final judgment that they were incurred by reason of the gross negligence or willful misconduct and/ or breach of the representations and obligations of Repsol herein provided for and/or of the applicable laws. Under no circumstance whatsoever shall Repsol be responsible for losses, damages, costs or expenses that a competent court determines were the result of the gross negligence or willful misconduct and/or breach of the representations and obligations and/or of the applicable laws by the Agents and/or their Indemnified Persons, and the amounts that would have been paid by Repsol under the terms of this Section but that are in accordance with this paragraph shall be returned in whole by the Agents.

(c)    The provisions included in this clause do not imply the release from responsibility by the Agents or their parent companies from any breach in their fiduciary duties or of other duties provided for in the applicable laws in connection with losses and damages suffered by Repsol, and that a court of competent jurisdiction determines that they are the consequence of the gross negligence or willful misconduct of the Indemnified Party.

8.3    Indemnity in favor of Repsol.

(a)   The Agents agree to indemnify Repsol, and /or every Indemnified Person from and hold each of them harmless against any and all claims, actions, procedures, losses, damages and expenses deriving from the sale by Repsol of the Shares subject matter of the Transaction, suffered by any Indemnified Person within the jurisdiction of Argentina, by reason of breach of the representations and obligations of the Agents provided for herein and/or of the applicable laws of Argentina. Under such circumstances, all the costs and expenses incurred by any Indemnified Person in connection therewith, shall be reimbursed by the Agents, including those expenses incurred as regards the defense of claims made by third parties.

(b)   The Agents shall be responsible under the terms provided for in (a) above for losses, damages, costs or expenses, that a court of competent jurisdiction determines by means of a final judgment that they were incurred by reason of the gross negligence or willful misconduct and/ or breach of the representations and obligations of the Agents herein provided for and/or of the applicable laws. Under no circumstance whatsoever shall the Agents be responsible for losses, damages, costs or expenses that a competent court determines were the result of the gross negligence or willful misconduct and/or breach of the representations and obligations and/or of the applicable laws by Repsol and/or their Indemnified Persons, and the amounts that would have been paid by the Agents under the terms of this Section but that are in accordance with this paragraph shall be returned in whole by Repsol.

8.4   Limitations on liability.

(a)   Each party shall notify the remaining parties about any claim it may become aware of and which may give rise to any type of liability in connection thereto.

(b)   The Indemnified Persons of one party shall not be indemnified for damages or lost profits by the other parties.

(c)   The liability of the parties by virtue hereof, shall be in the case of Repsol, for up to an aggregate amount equal to the proceeds of the sale of the Shares subject matter of the Transaction, and in the case of the Agents, for up to a maximum amount equal to the aggregate amount of fees collected by virtue of the sale of Shares subject matter of the Transaction.

9.   This agreement shall be governed by the applicable laws of the Republic of Argentina. Any dispute related herewith shall be irrevocably submitted to the jurisdiction of the Commercial Courts of the City of Buenos Aires.

/s/ Enrique Hernández Pérez
Enrique Hernández Pérez
Attorney-in-fact
Repsol YPF S.A.

Ratified and accepted:

/s/ Eduardo Jorge Tapia
Eduardo Jorge Tapia
Attorney-in-fact
Raymond James Argentina Sociedad de Bolsa S.A.

/s/ Ignacio Laura	/s/ Pedro Delvecchio
Ignacio Laura	Pedro Delvecchio
Attorney-in-fact	Attorney-in-fact
BBVA Banco Francés S.A.	BBVA Banco Francés S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 18, 2011	By:	/s/ Mauro Dacomo
	Name:	Mauro Dacomo
	Title:	Attorney in fact